

July 16, 2013

<u>Via E-mail</u>
William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

>   **Re: Gaming and Leisure Properties, Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-11**
>   **Filed June 28, 2013**
>   **File No. 333-188608**

Dear Mr. Clifford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Transfer of Assets and Assumption of Liabilities, page 43</u>

1.   We note your response to comment 6. Please revise to quantify the cash that is being transferred to Penn.

<u>The Master Lease, page 46</u>

2.   We note your response to comment 7. If the useful lives of your properties are predetermined, please revise to identify any properties that would not be eligible for inclusion in the final five-year renewal term and whether such properties would be subject to new separate leases. Also, clarify if you are able to extend the useful life of your properties via renovation and/or redevelopment.

3.   We note your response to comment 8 that there is no assurance that the terms will be as favorable as terms from unrelated third party negotiations. Please revise to discuss the considerations that went into determining the terms. Did management conduct an analysis of the market, value the properties, and determine a market rental rate for the properties? Alternatively, did the rate result from a determination of the level of cash flows that would be needed to sustain both entities upon separation?

4.   We note your response to comment 9 that the revenue to rent ratio for 2013 would have exceed 1.8:1. Please revise to clarify how that would impact the fixed rate component of your base rent.

Unaudited Pro Forma Consolidated Financial Data, page 74

5.   Please clarify for us how your current financial forecast meets the presentation requirements of paragraph 8.06 of the AICPA Guide for Prospective Financial Information. Specifically, explain to us how management determined that the financial forecast has been presented in the format of the historical financial statements that would be issued for the periods covered. Additionally, tell us how you have complied with the disclosure requirements of paragraph 8.06k of the AICPA Guide for Prospective Financial Information.

6.   We note your response to prior comment 16. Your disclosure indicates the unaudited pro forma consolidated balance sheet of GLPI has been presented as of December 31, 2012. In your amended filing, please revise this disclosure to refer the appropriate date presented.

Unaudited Forecasted Consolidated Income Statement, page 76

7.   We note your response to prior comment 17. We remain unclear how you determined it would be appropriate to present a financial forecast that gives retroactive effect to the spin-off transaction. Please clarify for us management's rationale for presenting a forecast for the twelve months ended December 31, 2013, given that the transaction will not occur until late in the year. In your response, explain to us why the current presentation is preferable to a forecast covering a period of at least twelve months from the later of the latest historical balance sheet in the filing, or the date of the event.

Unaudited Pro Forma Consolidated Balance Sheet, page 76

8.   We note your response to our prior comment 19. It is still unclear to us how the operations of the TRSs represent the historical operations of GLPI and are not reflected instead in a separate column as a contribution of the TRS properties from Penn. Please provide further clarification. To the extent you have concluded that the TRSs are the predecessor entity, we are unclear how you are able to conclude that the $2.057 billion payment made by GLPI to Penn does not exceed the $1.995 billion in casino assets spun-off by Penn.

9.   We further note in your response to our prior comment 19 that the company intends to account for the transaction as a spin-off in accordance with ASC Topic 505-60. Given that cash payments will be made to Penn for the acquired property and equipment and the net assets of the TRSs spun-off to GLPI from Penn, explain to us how management concluded the transaction should be accounted for as a non-monetary transfer rather than a sale.

10.   We note your response to our prior comment 20 and the related changes to your disclosure. We are still unclear where you have disclosed the company's reasonable basis and assumptions related to each income statement line item in your Unaudited Forecasted Consolidated Income Statement. Please explain to us how you have considered the guidance in paragraphs 8.22 through 8.31 of the AICPA Guide for Prospective Financial Information in preparing your disclosures.

Note 3. Pro Forma Adjustments, page 83

Footnotes H & J, page 83

11.   We note your response to comment 21. We will continue to monitor the company's disclosure regarding the finalization of the company's anticipated debt arrangements.

Draft Tax Opinion

12.   Counsel must either opine on the tax consequences of the transaction in the opinion letter or make reference to its opinion in the "U.S. Federal Income Tax Considerations" section of the registration statement. Please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotkas, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel